October 23, 2020

VIA EDGAR CORRESPONDENCE Mr. Chris Edwards Securities and Exchange Commission Office of Life Sciences Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Sotera Health Topco, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted October 9, 2020

CIK: 0001822479

Dear Mr. Edwards:

On behalf of our client, Sotera Health Topco, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 21, 2020, with respect to the above-referenced Amendment No. 2 to Draft Registration Statement (the “Draft Registration Statement”) on Form S-1 submitted on October 8, 2020.

The Company has publicly filed today its initial registration statement on Form S-1 (the “Registration Statement”), together with this letter, via EDGAR submission.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of the Registration Statement.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Mr. Chris Edwards

Securities and Exchange Commission

Amendment No. 2 to Draft Registration Statement on Form S-1

Summary

Risk Factor Summary, page 9

1.

We note your response to prior comment 5. As previously noted, please further balance your Summary section by expanding your summary risks disclosure, including by expanding the seventh bullet on page 10 to specify your total amount of debt and the percentage of your cash flow that must be dedicated to debt service (both principal and interest). Additionally, please balance your disclosures in the second full paragraph on page 7 regarding revenue growth by also noting you had net losses for fiscal years 2018 and 2019.

In response to the Staff’s comment, the Company has revised the disclosure on page 10.

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Please direct any comments regarding this submission to David Lopez at (212) 225-2632.

Very truly yours,

/s/ David Lopez

David Lopez

cc:	Tracie Mariner

Sasha Parikh

Dorrie Yale

Securities and Exchange Commission

Michael B. Petras, Jr.

Matthew J. Klaben

Sotera Health Topco, Inc.

Arthur D. Robinson

John C. Ericson

Simpson Thacher & Bartlett LLP